August 12, 2019

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward M. Kelly, Senior Counsel

Re:	Advanced Drainage Systems, Inc.

Registration Statement on Form S-3

File No. 333-232958

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Advanced Drainage Systems, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Time on August 14, 2019, or as soon thereafter as practicable.

Please contact Aaron A. Seamon of Squire Patton Boggs (US) LLP, counsel to the Company, at (614) 365-2759 or by email at aaron.seamon@squirepb.com with any questions you may have concerning this request. In addition, please contact Mr. Seamon when this request for acceleration has been granted.

ADVANCED DRAINAGE SYSTEMS, INC.

By:	/s/ Scott A. Cottrill
Scott A. Cottrill, Executive Vice President and Chief Financial Officer

cc:	Aaron A. Seamon (Squire Patton Boggs (US) LLP)

ADVANCED DRAINAGE SYSTEMS, INC., 4640 TRUEMAN BLVD., HILLIARD, OH 43026

Web site: www.ads-pipe.com